FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Updates Guidance and Recent Developments for First Quarter 2007

SHANGHAI, China, March 15, 2007 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today updated revenue guidance and provided earnings targets for the first quarter ending March 31, 2007.

Based on current market demand and operating conditions, the Company is increasing guidance and now expects first quarter 2007 revenues in the estimated range of RMB192 to RMB202 million (US$24.6 to US$25.9 million). Excluding share-based compensation expense and any foreign currency translation losses or gains, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2007 is in the estimated range of RMB0.58 to RMB0.68 per common share (US$0.15 to US$0.17 per ADS). The Company expects aggregate share-based compensation expense in the first quarter of 2007 to be approximately RMB8 million (US$1.0 million).

“Our initial assessment of the post-Chinese New Year recruitment period is positive,” said Rick Yan, President and Chief Executive Officer of 51job, Inc. “Based on currently available data, we believe that market demand for recruitment advertising services is stronger than the comparable periods in 2005 and 2006. While we have revised our revenue guidance upward, we are aggressively investing in sales and marketing activities and product development to strengthen our market position. We believe this is an encouraging start to 2007.”

Management Transition

51job, Inc. also announced today that co-founder Michael Lei Feng is transitioning from his position as Senior Vice President to a strategic advisor of the Company and that David Weimin Jin has been promoted to Senior Vice President of Sales. Mr. Jin has held numerous sales leadership roles since joining the Company in 2000 and becoming Vice President in 2003. His current responsibilities include salesforce supervision, managing relationships with newspaper contractors, and developing and implementing local, regional and national sales strategies.

“After a very difficult decision, I have chosen to step down from operational responsibilities at the company in order to devote more time to my family,” said Mr. Feng. “In my new role as strategic advisor, I will continue to work closely with the management team in driving the company’s growth and vision. I have great confidence in the continued success of 51job.”

“I want to thank Michael personally and on behalf of the entire 51job family for his tremendous contributions,” said Mr. Yan. “We look forward to his continued participation in the company’s long-term development.”

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.8041 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 29, 2006.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 25 cities operating 23 local editions of 51job Weekly and Hong Kong.

Use of Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2007, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2007; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2007 or as a result of new information, future events or otherwise.